UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: January 2008
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           Givat Shmuel 54017, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

      Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year-end 2007 earnings results, issued on January 30, 2008.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-141307, filed with the Securities and Exchange Commission on March 15, 2007.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                         (Registrant)


                                         By:   /s/ Shmuel Arvatz
                                             -----------------------------------
                                             Name:  Shmuel Arvatz
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

Date: January 30, 2008

Contacts:
Shmuel Arvatz                                                Adam J. Rosen
Chief Financial Officer                                      (646) 536-3865
+972-3-765-9467                                              arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

      CLICKSOFTWARE REPORTS FINANCIAL RESULTS: RECORD BOOKING, STRONG CASH
         INCREASE FOR THE 4th QUARTER AND YEAR ENDED DECEMBER 31, 2007

                   ---Year-Over-Year Revenue Growth of 23%---

--------------------------------------------------------------------------------

BURLINGTON, MA, January 30, 2008 - ClickSoftware Technologies,  Ltd., (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the fourth quarter and year ended December 31, 2007.

For the fourth quarter ended December 31, 2007, total revenues were $10.4 million, with net income of $0.5 million, or $0.02 per share. This compares with revenues of $9.3 million and net income of $1.1 million, or $0.04 per share, for the same period last year, and revenues of $10.1 million and net income of $0.7 million, or $0.03 per share, for the third quarter of 2007. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $0.7 million, or $0.02 per share, for the fourth quarter of 2007.

Software license revenues for the fourth quarter of 2007 were $3.2 million, while service and maintenance revenues were $7.2 million. This compares to software license revenues of $3.4 million and service and maintenance revenues of $5.9 million for the same period last year, and $4.3 million and $5.8 million, respectively, in the third quarter of 2007.

Gross profit in the fourth quarter of 2007 was $6.7 million, or 64% of revenues, compared to $5.9 million, or 63% of revenues, in the same period last year, and $6.0 million, or 59% of revenues, in the third quarter of 2007.

Cash, cash equivalents and short and long-term investments in the fourth quarter of 2007 increased significantly to $24.7 million from $21.3 million at the end of the third quarter of 2007. Net cash provided from operating activities was $3.6 million during the fourth quarter of 2007.

Full Year Results
Total revenues for 2007 grew 23% over 2006 to $40.0 million, with consolidated net income of $2.6 million, or $0.09 per share. This compares with revenues of $32.4 million and net income of $2.1 million, or $0.08 per share, for 2006. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income for 2007 was $3.3 million, or $0.11 per share.

Management Commentary
"2007 was an excellent year for ClickSoftware. Not only did we increase our revenues by 23% over 2006 to $40 million - slightly below the lower end of our guidance range of $41-$42 million - but we are also starting 2008 with a very comfortable backlog level and deferred revenues of approximately $20.5 million dollars. Record total bookings for 2007 were approximately $46 million, representing a nearly 1.15 book-to-revenues ratio. Significant growth in our cash position has strengthened our balance sheet as we proactively seek growth opportunities in 2008. We continue to win industry leaders as customers, further bolstering our market leadership," said Dr. Moshe BenBassat, ClickSoftware's Chairman and Chief Executive Officer. "Our accomplishments in 2007 reflect the tremendous efforts and dedication of our employees and management to achieve our goals. We are starting 2008 well-staffed, with a healthy backlog and a strong pipeline, and with an excellent portfolio of existing and new product offerings," he added.

Outlook
The Company currently believes that revenues in 2008 will grow by approximately 20%-25% over 2007, reaching approximately $48-$50 million. This estimate is based on the current levels of deferred revenue, current backlog of firm commitments, and current visibility into a growing sales pipeline.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 762-8779 and ask for the ClickSoftware conference call. International participants, please call (480) 629-9031. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 3827400.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2006 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                   December 31     December 31
                                                   ---------------------------
                                                      2007            2006
                                                   ---------------------------
                       ASSETS

CURRENT ASSETS
  Cash and cash equivalents                        $     9,054    $    13,385
  Short-term investments                                15,054          5,918
  Trade receivables, net                                 6,883          6,465
  Other receivables and prepaid expenses                 1,040            953
                                                   ---------------------------
        Total current assets                            32,031         26,721
                                                   ===========================

FIXED ASSETS
  Cost                                                   2,885          1,692
  Less - accumulated depreciation                        1,448            888
                                                   ---------------------------
        Total fixed assets                               1,437            804
                                                   ===========================

  Long-term investments                                    602            451
  Severance pay deposits                                 1,163            996
                                                   ---------------------------

        Total Assets                               $    35,233    $    28,972
                                                   ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses            $     7,281    $     5,945
  Deferred revenues                                      5,803          5,965
                                                   ---------------------------
        Total current liabilities                       13,084         11,910
                                                   ===========================

LONG TERM LIABILITIES
  Accrued severance pay                                  2,418          2,031
  Deferred revenues - Long term                          2,919          2,490
                                                   ---------------------------
        Total long-term liabilities                      5,337          4,521
                                                   ===========================

        Total liabilities                               18,421         16,431
                                                   ===========================

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.02 par value                    115            113
  Additional paid-in capital                            73,803         72,205
  Deferred Stock Compensation                                -            (63)
  Accumulated deficit                                  (57,063)       (59,671)
  Treasury stock, at cost:  39,000 shares                  (43)           (43)
                                                   ---------------------------
        Total shareholders' equity                      16,812         12,541
                                                   ===========================

        Total liability and shareholders' equity   $    35,233    $    28,972
                                                   ===========================

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                           Three Months Ended

                                              December 31, 2007           December 31, 2006
                                           ------------------------   ------------------------
                                                             %                        %
                                                $       of Revenues       $        of Revenues
                                           ------------------------   ------------------------
Revenues:
     Software license                      $    3,184           31%   $    3,442           37%
     Services                                   7,230           69%        5,880           63%
                                           ------------------------   ------------------------
           Total revenues                      10,414          100%        9,322          100%
                                           ------------------------   ------------------------
Cost of revenues:
     Software license                             429            4%          456            5%
     Services                                   3,268           31%        2,982           32%
                                           ========================   ========================
           Total cost of revenues               3,697           36%        3,438           37%
                                           ------------------------   ------------------------

Gross profit                                    6,717           64%        5,884           63%
                                           ========================   ========================
Operating expenses:
     Research and development costs, net        1,618           16%        1,148           12%
     Selling and Marketing expenses             3,612           35%        2,866           31%
     General and administrative expenses        1,168           11%          874            9%
                                           ------------------------   ------------------------

           Total operating expenses             6,398           61%        4,888           52%
                                           ========================   ========================
Income from operations                            319            3%          996           11%
Interest, net                                     206            2%          158            2%
                                           ------------------------   ------------------------
Net income before taxes                    $      525            5%   $    1,154           12%
                                           ------------------------   ------------------------
Taxes on income                                    62            1%           95            1%
                                           ------------------------   ------------------------
Net income                                 $      463            4%   $    1,059           11%
                                           ------------------------   ------------------------

Net income per ordinary share:
Basic                                      $     0.02                   $   0.04
                                           ========================   ========================
Diluted                                    $     0.02                   $   0.04
                                           ========================   ========================
Shares used in computing basic
  Net income per share                     28,455,972                 27,932,444
                                           ========================   ========================
Shares used in computing diluted
  Net income per share                     30,452,219                 29,197,188
                                           ========================   ========================

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)


                                                                 Year Ended

                                                December 31, 2007           December 31, 2006
                                           --------------------------   --------------------------
                                                             %                           %
                                                $       of Revenues       $           of Revenues
                                           --------------------------   --------------------------
Revenues:
     Software license                      $    15,602            39%   $    12,145            37%
     Services                                   24,417            61%        20,286            63%
                                           --------------------------   --------------------------
           Total revenues                       40,019           100%        32,431           100%
                                           --------------------------   --------------------------
Cost of revenues:
     Software license                            2,358             6%         1,979             6%
     Services                                   12,937            32%        10,582            33%
                                           ==========================   ==========================
           Total cost of revenues               15,295            38%        12,561            39%
                                           --------------------------   --------------------------

Gross profit                                    24,724            62%        19,870            61%
                                           ==========================   ==========================
Operating expenses:
     Research and development costs, net         5,767            14%         4,113            13%
     Selling and Marketing expenses             13,203            33%        10,337            32%
     General and administrative expenses         4,399            11%         3,671            11%
                                           --------------------------   --------------------------

           Total operating expenses             23,369            58%        18,121            56%
                                           ==========================   ==========================
Income  from operations                          1,355             3%         1,749             5%
Other income                                       404             1%             -             -
Interest, net                                      899             2%           484             1%
                                           --------------------------   --------------------------
Net income before taxes                    $     2,658             7%   $     2,233             7%
                                           --------------------------   --------------------------
Taxes on income                                     50             0%            95             0%
                                           --------------------------   --------------------------
Net income                                 $     2,608             7%   $     2,138             7%
                                           --------------------------   --------------------------

Net income per ordinary share:
Basic                                      $      0.09                  $      0.08
                                           ==========================   ==========================
Diluted                                    $      0.09                  $      0.08
                                           ==========================   ==========================
Shares used in computing basic
  Net income per share                      28,254,926                   27,767,748
                                           ==========================   ==========================
Shares used in computing diluted
  Net income per share                      29,794,261                   28,442,887
                                           ==========================   ==========================

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)

                                                             Three Months Ended

                                                December 31, 2007            December 31, 2006
                                           --------------------------   --------------------------
                                                             %                           %
                                                $       of Revenues       $           of Revenues
                                           --------------------------   --------------------------
GAAP Net income:                           $       463             4%   $     1,059            11%
Adjustment of share-based
  compensation within:
     Cost of Services                               25                           22
     Research and development costs, net            24                           18
     Selling and Marketing expenses                 47                           31
     General and administrative expenses           115                           85
                                           --------------------------   --------------------------
Net income excluding share-based
  compensation                             $       674             6%   $     1,215            13%
                                           --------------------------   --------------------------

GAAP Net income per ordinary share:
Basic                                      $      0.02                  $      0.04
                                           ==========================   ==========================
Diluted                                    $      0.02                  $      0.04
                                           ==========================   ==========================

Net income per ordinary share excluding
  share-based compensation:
                                           ==========================   ==========================
Basic                                      $      0.02                  $      0.04
                                           ==========================   ==========================
Diluted                                    $      0.02                  $      0.04
                                           ==========================   ==========================

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)

                                                                Year Ended

                                               December 31, 2007           December 31, 2006
                                           --------------------------   --------------------------
                                                             %                           %
                                                $       of Revenues       $           of Revenues
                                           --------------------------   --------------------------
GAAP Net income:                           $     2,608             7%   $     2,138             7%
Adjustment of share-based
  compensation within:
     Cost of Services                               98                           68
     Research and development costs, net            86                           61
     Selling and Marketing expenses                156                           83
     General and administrative expenses           373                          312
                                           --------------------------   --------------------------
Net income excluding share-based
  compensation                             $     3,321             8%   $      2,662            8%
                                           --------------------------   --------------------------

GAAP Net income per ordinary share:
Basic                                      $      0.09                  $      0.08
                                           ==========================   ==========================
Diluted                                    $      0.09                  $      0.08
                                           ==========================   ==========================

Net income per ordinary share excluding
  share-based compensation:
                                           ==========================   ==========================
Basic                                      $      0.12                  $      0.10
                                           ==========================   ==========================
Diluted                                    $      0.11                  $      0.09
                                           ==========================   ==========================